UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated November 11, 2025

Item 1

RELEVANT INFORMATION

Bogotá, November 11, 2025. Grupo Aval Acciones y Valores S.A. informs that an Extraordinary General Meeting of Shareholders has been summoned for November 18, 2025, pursuant the following announcement:

“

Grupo Aval Acciones y Valores S.A.

Extraordinary General Meeting of Shareholders

SUMMONING

The Board of Directors and the President of Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) summons the holders of ordinary shares of the Company to the Extraordinary General Meeting of Shareholders that will take place next Tuesday, November 18, 2025 at 9:00 a.m, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, 1st floor in Bogotá D.C.

The proposed agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Consideration and approval of the agenda.

3.	Appointment of delegates for approval of the minute.

4.	Consideration and approval regarding the potential sale of 99.56906% of the shares of Multi Financial Group, Inc., owned by Multi Financial Holding, Inc., a subsidiary of Banco de Bogotá S.A., to BAC International Corporation, a subsidiary of BAC Holding International Corp., and the corresponding voting instruction of the Company at the General Shareholders’ Meeting of Banco de Bogotá S.A., where the previous transaction shall be submitted for approval.

5.	Consideration and approval of the waiver of potential conflicts of interest of Grupo Aval’s directors regarding the potential sale of 99.56906% of the shares of Multi Financial Group, Inc., owned by Multi Financial Holding, Inc., a subsidiary of Banco de Bogotá S.A., to BAC International Corporation, a subsidiary of BAC Holding International Corp.

6.	Consideration and approval of a general authorization to Grupo Aval’s directors pursuant to paragraph three of Article 2.2.2.3.4 of Decree 1074 of 2015, as amended by Decree 46 of 2024.

Shareholders may be represented at the General Assembly through a written proxy specifying the name of the proxy, the person who may substitute them, if applicable, and the date or period of the meeting(s) for which it is granted. Please note that proxies may not be granted to individuals directly or indirectly related to Grupo Aval’s management, in accordance with Article 185 of the Colombian Commercial Code.

To expedite the issuance of your credential, please confirm your attendance to Deceval by calling (601) 3139000 in Bogotá or the toll-free line 01 8000 111901 from other regions of the country. Likewise, it is recommended to submit the proxies in advance of the Assembly date at Deceval’s office located at Carrera 7 # 71 – 21, Tower B, 12th Floor, Bogotá, D.C.

Bogotá, November 11, 2025

MARÍA LORENA GUTIÉRREZ BOTERO

President

Grupo Aval Acciones y Valores S.A.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel